Ecopetrol made a disbursement under a contingent line of credit in the amount of USD 665 million and subscribed short-term financing contracts in the amount of USD 410 million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that as part of its debt management strategy, the Company completed the following actions in order to preserve its strong cash position:

i)                 Disbursed all the resources of the contingent line of credit in the amount of USD 665 million, that was signed with Scotiabank (USD 430 million) and Mizuho Bank (USD 235 million) in September 2018 and

ii)                Subscribed short-term facilities with local and international banks in the amount of USD 410 million1.

With these measures, the cash position of the Ecopetrol Business Group reaches approximately USD 3.7 billion2.

The aforementioned financing operations, which duly comply with all the internal and external procedures and approvals, strengthen the Company’s liquidity position in a highly uncertain environment where protecting Company’s cash position is a fundamental objective. The gross debt-to-EBITDA ratio reported as of December 2019 would adjust from 1.2 to 1.4 times as a result of the new financing.

The Company will continue to explore additional competitive financing alternatives, in anticipation of the mid and long term impact that the current situation may have on the financial markets and/or on the oil and gas sector.

Bogotá D.C., April 15, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

1 Financing disbursements in pesos calculated at the Exchange Rate on the day of disbursements.

2 Calculated at the Exchange Rate on April 14, 2020.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co